SHEARMAN & STERLING LLP

(55)11-3702 2228

BY EDGAR

Ms. Lilyanna L. Peyser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3222

October 28, 2009

Brazilian Distribution Company
Form 20-F for the year ended December 31, 2008
Commission File No. 1-14626

Dear Ms. Peyser:

Brazilian Distribution Company (the “Company”) has received the Staff’s comment letter dated October 16, 2009 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we hereby confirm our conversation on the date hereof in which the Staff agreed to extend the deadline for submission of the responses by the Company to the Staff to November 3, 2009 from the original date, October 30, 2009.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2228 or Ms. Daniela Sabbag of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ Fabiana Y. Sakai
Fabiana Y. Sakai

cc: Daniela Sabbag – Brazilian Distribution Company
cc: Andrew Jánszky –Shearman & Sterling LLP

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